Exhibit 99.1

Borr Drilling Limited Announces Sale of the Jack-up Drilling Rig “Gyme”

13 October 2022, Hamilton, Bermuda: Borr Drilling Limited (NYSE and OSE: BORR) (the “Company”) is pleased to announce that it has entered into an agreement to sell the jack-up drilling rig “Gyme” for a price of $120 million to an unrelated third party. The “Gyme” is a 2018 PPL Pacific Class 400 located in Singapore and has not been activated or contracted since its delivery.

The sale of the rig is an undertaking by the Company under its most recent refinancing with PPL Shipyard which was completed early October 2022. The proceeds from the sale will be applied to all outstanding amounts owed on the rig, and excess amounts will be applied to the capitalised interest for the eight other rigs financed by PPL. The transaction is expected to close in the fourth quarter 2022.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements with respect to the terms of the agreement with an unrelated third party for a rig sale, the intended use of proceeds, the expected closing date of the transaction, and other non-historical statements and may be identified by words such as "expect", "will" and similar expressions. The forward-looking statements included in this press release are subject to significant risks, uncertainties, contingencies and factors that may cause the Company’s actual results to be materially different from those expressed or implied by the forward-looking statements including risks related to the terms of the sale of the rig “Gyme”, risk that the sale of such rigs is not consummated on the intended terms or at all, and other risks described in the Company’s most recent Annual Report on Form 20-F and other filings of the Company with the SEC. The forward-looking statements made in this press release speak only as of the date of this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date hereof or to reflect the occurrence of unanticipated events.